Exhibit 99.14

Comprehensive Credit Facility Agreement of Maximum Amount
(“Credit Facility Agreement”) Entered into by and between BAK International (Tianjin) Limited Co., Ltd
(“the Company”) and Tianjin Branch, China Bohai Bank (the “Creditor”) Dated January 19, 2010

Main articles:

  Contract number: Bojin Fenzong(2010)2;

  Maximum amount of credit facilities to be provided: RMB 100 million;

  Term: from January 19, 2010 to January 19, 2011.

  Purpose of the loan is to provide working capital for the Company;

  In the event of occurrence of any of the following during the term of loan, the Creditor is entitled to adjust the credit amount or even terminate the credit:

  Delay in repayment of interest for the loan;

  Embezzling loan (i.e. using loan proceeds for purposes other than what is agreed in the contract without the consent of the Creditor);

  Making untrue declaration or breach of promise;

  Breach of other agreements

  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

  Special agreement: The Company would borrow RMB 40 million for short-term loans currently. After the annual report audit for the year of 2009 is released and phase-1 project realizes the scale of production, the remaining amount of credit facilities, RMB 60 million, could be borrowed with Creditor’s approval.

Headlines of the articles omitted

  Terms and Explanation
  Procedure on using the comprehensive credit facility
  Precondition
  Guarantee
  Declaration and promise of the Company
  Modification, amendment, termination and invalidation of the Contract
  Disputation settlement
  Information Disclosure
  Attachment
  Other agreements
  Validity